UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

TELEVISA SELLS STAKE IN VOLARIS

Mexico City, July 16, 2010 – Grupo Televisa, S.A.B. (“Televisa”; NYSE: TV; BMV: TLEVISA CPO) announced today that it sold its equity stake in Controladora Vuela Compañía de Aviación, S.A. de C.V., and Concesionaria Vuela Compañía de Aviación, S.A. de C.V., which, in the aggregate, represent a participation interest of 25% in Volaris, for a total consideration of US$80.6 million. Televisa made its first investment in Volaris in October of 2005. Televisa’s total investment in Volaris amounted to US$49.5 million.

Televisa is thankful to its partners for the opportunity to participate as a shareholder in this venture and wishes continued success to the remaining and new shareholders.

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

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Investor Relations:	Media Relations:

Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 19, 2010	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President